Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 25, 2003

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on September 25, 2003, entitled "STATOIL'S CORPORATE ASSEMBLY HAS CONFIDENCE IN BOARD".

STATOIL'S CORPORATE ASSEMBLY HAS CONFIDENCE IN BOARD

The corporate assembly of Statoil ASA (OSE: STL, NYSE: STO) has considered the controversial consultancy contract at its meeting today, 24 September.

It has confidence in the remaining members of the company's board of directors, and takes note of the resignations of former chair Leif Terje Løddesøl and former chief executive Olav Fjell.

The corporate assembly supports the board's assessment that the controversial consultancy contract should never have been concluded. It approves the work done by Statoil's internal audit, which shows that the internal control routines function.

The corporate assembly takes a positive view of the action plan presented by the board, and will monitor the board's work on this.

Kaci Kullmann Five has been appointed by the corporate assembly to act as chair of the board.

The corporate assembly has requested its election committee to start work on recommending a new chair.

Further information from:

Anne Kathrine Slungård, 911 12 474 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 25, 2003	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer